RE-C/518/2015/DFI

Curitiba, October 16, 2015

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

20549 Washington, D.C. - USA

Re: Companhia Paranaense de Energia - Copel

Form 20-F for the Fiscal Year Ended on December 31, 2014

Filed on April 28, 2015

File No. 1-14668

Response to Staff Comment Letter dated October 5, 2015

Dear Mr. Thompson:

By letter dated August 18, 2015, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 28, 2015 (the “2014 Form 20-F”) by Companhia Paranaense de Energia - Copel (“Copel”). Copel responded to the Staff’s comments on September 15, 2015 and, by letter dated October 5, 2015, the Staff provided certain comments to Copel’s responses. This letter provides Copel’s responses to the Staff’s comments dated October 5, 2015. For your convenience, we have reproduced below the Staff’s comments and have provided responses immediately below them. All page numbers refer to the 2014 Form 20-F.

Financial Statements

Notes to Consolidated Financial Statements

29. Provision for Contingencies

29.1. Provision for litigation, page F-72

1.	We reviewed your response to comment 8. Note 29.1 describes some, but not all, of the individual items included in the provisions for supplier, civil and administrative, expropriations and property, and regulatory classes. Please tell us your consideration of disclosing more individual items included in these classes and/or a brief description of the nature of obligations included in these classes. Refer to paragraph 85 of IAS 37.

Other than the individual claims described in note 29.1 to our financial statements, we did not describe additional individual claims because we consider these claims to be individually immaterial and substantially similar to other claims within the same category. In addition, we note that, with respect to the category of supplier provisions, the only claims in this category are those described individually in note 29.1. In our future filings on Form 20-F, we will provide a description in note 29.1 to our financial statements of the nature of the claims we aggregate, by category. Considering the revisions we will make in future filings on Form 20-F, note 29.1 to the 2014 Form 20-F would have included the descriptions set forth below.

(Cont.)

RE-C/518/2015/DFI

(Continuation page 2)

Our other civil and administrative provisions relate to claims involving billing and procedural irregularities, administrative contracts, contractual fines and indemnification claims for accidents involving the electric grid or vehicles.

Our other expropriation and property provisions relate to judicial actions in which there is a dispute between Copel and the property owner with respect to the value of the expropriated property, or when there are defects in the documentation provided by the property owner. In addition, property provisions include judicial actions with respect to invasions by third parties of property owned by Copel.

Our other regulatory provisions consist of administrative and judicial proceedings with the State of Paraná regarding alleged non-compliance with rules and regulations applicable to Copel and its concessions.

29.2. Contingent liabilities, page F-74

2.	We reviewed your response to comment 9. Note 29.2 describes some, but not all, of the individual items included in the tax and civil contingent liability classes. Please tell us your consideration of disclosing more individual items included in these classes and/or a brief description of the nature of obligations included in these classes. Regarding the labor and employee benefit contingent liability classes, please tell us your consideration of disclosing individual items included in these classes and/or a brief description of the nature of obligations included in these classes. Refer to paragraph 86(a) of IAS 37.

Other than the individual claims described in note 29.2 to our financial statements, we did not describe additional individual claims because we consider these claims to be individually immaterial and substantially similar to other claims within the same category. In our future filings on Form 20-F, we will provide a brief description in note 29.2 to our financial statements of the nature of the claims we aggregate, by category. Considering the revisions we will make in future filings on Form 20-F, note 29.1 to the 2014 Form 20-F would have included the descriptions set forth below.

Our other tax contingencies relate to proceedings with respect to Brazilian federal, state and local taxes, as well as social charges and other similar amounts, in which we may dispute whether a tax or other charge is owed, or the amount of such a tax or other charge.

Our other civil contingencies relate to claims involving billing and procedural irregularities, administrative contracts, contractual fines and indemnification claims for accidents involving the electric grid or vehicles.

Our labor contingencies relate to proceedings commenced by former employees of Copel and its subsidiaries, involving overtime compensation, hazardous working conditions, transfer bonuses, salary equality/reclassification and other similar matters. These contingencies also relate to proceedings by employees of contractors and other parties with which we do business, in which the plaintiff makes a claim to be treated as if he or she were a Company employee.

Our employee benefits contingencies relate to claims brought by former employees of Copel and its subsidiaries against Fundação Copel, which could consequently affect Copel itself, since Copel could potentially be required to make compensatory contributions to Fundação Copel to offset losses with respect to these claims.

Copel hereby acknowledges that Copel is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

(Cont.)

RE-C/518/2015/DFI

(Continuation page 3)

and that Copel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2414.

Sincerely,

/s/ Luiz Eduardo da Veiga Sebastiani

Luiz Eduardo da Veiga Sebastiani

Chief Financial and

Investor Relations Officer

cc.: Nicolas Grabar - Cleary Gottlieb Steen & Hamilton LLP